MEDIA
Jean-Marc Podvin	Laura Hortas
33-1-53-77-42-23	609-252-4587
jean-marc.podvin@sanofi-aventis.com	laura.hortas@bms.com

INVESTORS
Sébastien Martel	John Elicker
33-1-53-77-45-45	212-546-3775
IR@sanofi-aventis.com	john.elicker@bms.com

Sanofi-Aventis and Bristol-Myers Squibb prevail

before the U.S. Court of Appeals for the Federal

Circuit

in the U.S Plavix® Patent infringement case

Paris, France and Princeton, New Jersey - December 12, 2008 - Sanofi-aventis (Paris Bourse: EURONEXT: SAN; and New York: NYSE: SNY) and Bristol-Myers Squibb (New York: NYSE: BMY) announced today that the U.S. Court of Appeals for the Federal Circuit has upheld the June 19, 2007 decision by the U.S. District Court for the Southern District of New York holding the U.S. patent 4,847,265 covering clopidogrel bisulphate, the active ingredient in Plavix®, valid and enforceable.

As a result of this ruling, the ‘265 patent protection for this product is maintained in the United States until November 2011.

Sanofi-aventis and Bristol-Myers Squibb are seeking damages from Apotex, in reparation of harm caused by that company’s marketing and sale of an infringing generic version of Plavix® in 2006.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life. For more information visit www.bms.com.

Forward Looking Statements

About sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,”“intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Bristol-Myers Squibb

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward- looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the company and sanofi-aventis will prevail in the ultimate outcome of any further court proceedings in this litigation matter or that the companies will receive any damages from Apotex. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2007, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.